UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2016

Commission File No. 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Translation of registrant’s name into English)

44th Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario  M5H 3Y4  Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F ☒

Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Tanzanian Royalty Exploration Corporation (the “Company”) entered into a securities purchase agreement dated September 1, 2016 (the “Purchase Agreement”) with Crede Capital Group, LLC (the “Investor”), for an aggregate investment of $5,000,000 into the Company through the private placement of common shares (the “Common Shares”), Series A Warrants and Series B Warrants (collectively, the “Warrants”) and the issuance of 2% Convertible Unsecured Notes (the “Notes”).

At the first closing (the “Initial Closing”), which occurred upon signing of the Purchase Agreement, the Company sold to the Investor 1,840,400 Common Shares and Series A Warrants for a purchase price of $1.25 million.  The Series A Warrants are exercisable over a five-year term for 1,840,000 of the Company’s common shares at an initial exercise price of $0.8291 per share.

At the second closing (the “Second Closing”), the Company is expected to sell to the Investor, for $3.75 million, the Notes and Series B Warrants.  The Notes are convertible at (a) the lower of the (i) the closing bid price on the day immediately prior to the date of the Initial Closing or (ii) the closing bid price on the day immediately prior to the effectiveness of a registration statement for the resale of all Common Stock issued or issuable to the Investor (the “Registration Statement”), less (b) five cents per share (the “Conversion Price”); The Series B Warrants represent the right to purchase 0.75 common shares for every share that the Notes are convertible into with an exercise price equal to 125% of the closing bid price of the

Common Stock on the date prior to the Second Closing (the “Series B Warrants”).   The Second Closing is to occur immediately upon the effectiveness of the Registration Statement.  The Company will have the right to cause the conversion of the Notes within ten days following the effectiveness of the Registration Statement.

The Investor may exercise the Warrants by paying cash or if the exercise price is greater than the closing bid price of the common shares, the warrants may be redeemed for common shares based upon a Black Scholes value (i.e., cashless exercise).  In the event that the common shares trade at a price 25% or more above the exercise price of the Series A Warrants or Series B Warrants for a period of 20 consecutive trading days (with average daily dollar volume at least equal to $750,000), the Company may call the warrants for cash.

The Investor may not convert the Notes or exercise the Series A Warrants or the Series B Warrants if the conversion or exercise would result in the investors owing more that 9.9% of the common shares then outstanding.  The total number of common shares issued to the investors at the Initial Closing or upon conversion of the Notes or exercise of the Series A Warrants or Series B Warrants may never exceed 19.9% of the outstanding common shares immediately prior to the Initial Closing.

Simultaneously with the Initial Closing, the Company will enter into a Registration Rights Agreement with the Investor, pursuant to which the Company will be required to file the “Registration Statement” with the SEC within 10 days of the Initial Closing and to use its commercially reasonable efforts to have the Registration Statement declared effective within 40 days of the Initial Closing.  The Company will also agree to prepare and file amendments and supplements to the Registration Statement to the extent necessary to keep the Registration Statement effective for the period of time required under the Registration Rights Agreement.  The Company will pay customary partial damages amounts in the event the Registration Statement is not timely filed, is not declared effective within 40 days after the Initial Closing or does not remain effective during the period required under the Registration Rights Agreement. However, such partial damages are not payable at any time the Investor is eligible to sell under Rule 144 without restriction the common shares required to be registered.

Further, the Company is prohibited from issuing additional shares of the Company’s common shares or securities convertible into or exercisable for the Company’s common shares until 90 days after the effective date of the Registration Statement, or if the Second Closing does not occur, 90 days after the Initial Closing. Such prohibition will not apply to issuances (i) to employees, consultants, directors and officers approved by the Board or pursuant to a plan approved by the Board, (ii) shares issued upon exercise or conversion of securities outstanding as of the Initial Closing, (iii) shares issued for conversion of the Convertible Notes, (iv) shares issuable for exercise of the Warrants and (v) shares issued for acquisitions, joint ventures, license arrangements, leasing arrangements and the like, including any issuances relating to the acquisition of mining equipment or services related to mining construction or management, or for consideration consisting of property or past services relating to the foregoing.

If on or up to ninety (90) days of the effectiveness of the Registration Statement, the Company issues or sells any common shares for a consideration per share (the “New Issuance Price”) less than a price equal to the conversion price of the Notes or the exercise price of the Series A Warrants or Series B Warrants, then the applicable conversion price or exercise price will be reduced to an amount equal to the New Issuance Price.

The Company’s issuance of the Common Shares, Notes and Warrants and the common shares issuable upon conversion of the Notes and upon exercise of the Warrants is exempt from registration under the Securities Act of 1933, as amended (the “Act”), pursuant to the exemption from registration provided by Section 4(a)(2) of the Act and by Rule 506 of Regulation D, promulgated under the Act.  The Investor represented that it is an “accredited investor” as that term is defined in Rule 501 of Regulation D.  This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell, the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The foregoing descriptions of the transaction and the transaction documents are not complete and are subject to and qualified in their entirety by reference to the transaction documents, all of which are filed as exhibits hereto and are incorporated herein by reference. The transaction documents have been included to provide investors and security holders with information regarding their terms. They are not intended to provide any other financial information about us or our subsidiaries and affiliates. The representations, warranties and covenants contained in the Securities Purchase Agreement were made only for purposes of that agreement and as of specific dates; were solely for the benefit of the parties to the Securities Purchase Agreement; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Securities Purchase Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of us or our subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Securities Purchase Agreement, which subsequent information may or may not be fully reflected in public disclosures by us.

Documents included as part of this Report:

Exhibit No.	Document
99.1	Securities Purchase Agreement dated as of September 1, 2016
99.2	Form of 2% Convertible Note
99.3	Registration Rights Agreement dated September 1, 2016
99.4	Series A Warrant to Purchase Common Stock for 1,840,400 Warrant Shares dated September 1, 2016
99.5	Form of Series B Warrant to Purchase Common Stock

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TANZANIAN ROYALTY EXPLORATION CORPORATION
(Registrant)

By:	/s/ James Sinclair
James E. Sinclair
Chief Executive Officer

Date:	September 7, 2016